UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported) August 31, 2005**

# PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

| **Oregon** | **Commission File Number** | **93-0256820** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | 1-5532-99 | (I.R.S. Employer Identification No.) |

**121 SW Salmon Street, Portland, Oregon 97204**
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02.  Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

(b) **Resignation of Director**

Effective as of August 31, 2005, Robert H. Walls, Jr. has resigned from the Board of Directors of Portland General Electric Company (the Company).  His decision to resign is not the result of any disagreement with the Company or its management.  The Board of Directors thanks Mr. Walls for his dedicated service and valued contributions to the Company.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


September 1, 2005          By:          /s/ Douglas R. Nichols


Douglas R. Nichols
Vice President,
General Counsel & Secretary


September 1, 2005          By:          /s/ Kirk M. Stevens


Kirk M. Stevens
Controller
and Assistant Treasurer
